Exhibit 12

E. I. DU PONT DE NEMOURS AND COMPANY

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(Dollars in millions)

	2016	2015	2014	2013	2012
Income from continuing operations before income taxes	$3,265	$2,591	$4,313	$2,566	$1,290
Adjustment for companies accounted for by the equity method	(23)	39	150	63	(12)
Less: Capitalized interest	(25)	(70)	(56)	(39)	(37)
Add: Amortization of capitalized interest	51	32	36	36	37
	3,268	2,592	4,443	2,626	1,278
Fixed charges:
Interest and debt expense	370	322	377	448	464
Capitalized interest	25	70	56	39	37
Rental expense representative of interest factor	77	107	108	101	121
	472	499	541	588	622
Total adjusted earnings available for payment of fixed charges	$3,740	$3,091	$4,984	$3,214	$1,900
Number of times fixed charges earned	7.9	6.2	9.2	5.5	3.1